 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

11 April 2008

08002216

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 April 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

MAY 0 6 2008

THOMSON REUTERS

RECEIVED 2008 APR 30 A 8: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

c.c Ms Violet Pagan -   The Bank of New York
                           ADR Department
                           101 Barclay Street, 22W
                           New York
                           NY 10286



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 10/04/2008 06:01:21 PM
Reference No LI-080410-7069B

Submitting Investment Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)
Company name *   LION INDUSTRIES CORPORATION BERHAD
Stock name *   LIONIND
Stock code *   4235
Contact person *   Wong Phooi Lin
Designation *   Secretary

Type *   ● Announcement ○ Reply to query
Subject :*   Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:
Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Ramli bin Elias	04.04.2008	1.037	4,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1 0 APR 2008   **END**